UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2008

Commission file number: 0-20892

ATTUNITY LTD
(Name of registrant)

Kfar Netter Industrial Park, Kfar Netter, Israel 40593
(Address of principal executive office)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

        Indicate by check mark whether by furnishing the information contained in this form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

        If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________

        This Form 6-K as well as the first paragraph of Exhibit 99.1 to this Form 6-K are being incorporated by reference into: Form F-3 Registration Statements File Nos. 333-138044, 333-119157, 333-122937 and 333-142286 and Form S-8 Registration Statements File Nos. 033-84180, 333-932, 333-11648, 333-122271, 333-122302 and 333-142284.

        This Report on Form 6-K of Attunity Ltd consists of the following documents, which are attached hereto and incorporated by reference herein:

Exhibits

99.1	Press release dated February 20, 2008: Attunity Receives Notice of Delisting from NASDAQ, Attunity expects its shares will trade on the OTCBB.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ATTUNITY LTD By: /s/ Dror Elkayam —————————————— Dror Elkayam, VP Finance and Secretary

Date: February 27, 2008

Exhibit 99.1

Attunity Receives Notice of Delisting from NASDAQ
Attunity expects its shares will trade on the OTCBB

BURLINGTON, MA, February 20 , 2008 – Attunity (NASDAQ-CM: ATTU), a leading provider of enterprise-class software for application and data integration, and workplace solutions in the Composite Applications market, announced today that it had received notice from the staff of the NASDAQ Stock Market, Inc. on February 13, 2008 indicating that Attunity has failed to comply with the minimum $1.00 per share requirement for continued listing as set forth in Nasdaq’s Marketplace Rule 4450(a)(5) and that the Company’s ordinary shares will therefore be delisted from The NASDAQ Capital Market at the opening of business on February 22, 2008.

When delisted from the NASDAQ Capital Market, the Company expects that its shares will be traded on the OTC Bulletin Board. The Company is obligated and will continue to file its periodic reports with the U.S. Securities and Exchange Commission, including Annual Reports on Form 20-F and periodic reports on Form 6-K.

About Attunity

Building on nearly 20 years of history delivering data integration solutions, Attunity (NASDAQCM: ATTU) is now one of the leading innovators in the Composite Applications space, delivering workplace-solutions with its flagship product Attunity InFocus. Attunity InFocus is designed to dramatically enhance the effectiveness of business managers at all levels by helping focus their judgment, experience and knowledge on resolving business problems, exceptions and issues that tend to dominate their day.

With successful deployments at thousands of organizations worldwide, Attunity provides enterprise-class software directly and indirectly through a number of strategic and OEM agreements with global-class partners such as HP, IBM, Microsoft, Oracle, Business Objects and Cognos.

Headquartered in Boston, Attunity serves its customers via offices in North America, Europe, Israel , Asia Pacific and through a network of local partners. For more information, please visit us at www.attunity.com, the content of which is not part of this press release.

Safe Harbor Statement

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal Securities laws. For example, when we say that we expect that our shares will be traded on the OTC Bulleting Board, we are using a forward looking statement. However, we may be unable to satisfy the criteria necessary for our ordinary shares to be traded on the OTC Bulletin Board, both initially and on an ongoing basis. For a more detailed description of the risks and uncertainties affecting Attunity, reference is made to Attunity’s Annual Report on Form 20-F for the year ended December 31, 2006, which is on file with the Securities and Exchange Commission. Except as otherwise required by law, Attunity undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

© 2008 Attunity Ltd. All rights reserved. Attunity is a trademark of Attunity Inc.

For more information:
Andy Bailey, VP Marketing Attunity +1 781-213-5204 andy.bailey@attunity.com	Dror Elkayam, VP Finance Attunity +972 9-899-3000 dror.elkayam@attunity.com